

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 22, 2007

Gary W. Pottorff
Vice President, Administration and
Corporate Secretary
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2007

Re: NiSource Inc.
Incoming letter dated December 21, 2006

Dear Mr. Pottorff:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to NiSource by Ralph E. Spelbring. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, IN 46516


07042307

NiSource

Gary W. Pottorff
Vice President, Administration and Corporate Secretary

801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.4222
Cellular: (219) 384.5884
Fax: (219) 647.6247
gwpottorff@nisource.com

December 21, 2006


SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Proposed Shareholder Resolution of Ralph E. Spelbring*

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company") and parent corporation of Northern Indiana Public Service Company, Inc., an Indiana corporation ("NIPSCO"), has received a proposal (the "Proposal") submitted by Mr. Ralph E. Spelbring ("Mr. Spelbring") for inclusion in its proxy statement relating to its 2007 Annual Meeting of Shareholders, which is currently scheduled for May 8, 2007. The Proposal requests that the Company make participation in any Company program voluntary, including participation by NIPSCO customers in the NIPSCO Winter Warmth Program. The NIPSCO Winter Warmth Program is an energy assistance program in which deposits and bill assistance is provided to low income and hardship customers. The program is funded by collections from ratepayers through a volumetric surcharge as well as by contributions from NIPSCO. The surcharge for the Winter Warmth program has been approved by the Indiana Utility Regulatory Commission (the "IURC").

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Spelbring of the Company's intention to exclude the Proposal from the 2007 Proxy Statement in reliance upon Rule 14a-8(i)(7), because it deals with a matter relating to the company's ordinary business operations. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby files six copies of this letter and the Proposal and the proponent's supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Spelbring.

The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because it Deals With a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). The Company believes that the collection from customers of charges that are based on the legally applied and approved surcharges is a matter that falls squarely within its ordinary, day-to-day business operations.

NIPSCO established the Winter Warmth program to help provide financial support to those customers in NIPSCO's service territory most in need and to reduce the number of payment defaults and service terminations incurred by NIPSCO's low income customers. Elimination of the surcharge would result in lost funding for these customers. The Winter Warmth surcharge is a volumetric surcharge that is applied by NIPSCO on a monthly basis in order for NIPSCO to calculate the cost of gas supplied by NIPSCO each month. The cost of gas supplied by NIPSCO is a component of the rate billed to customers each month for gas service. NIPSCO's calculation of its cost of gas is subject to regulation and ultimate approval by the IURC. Consistent with regulatory requirements and procedures, NIPSCO submitted to and received approval from the IURC to include the Winter Warmth surcharge in its calculation of the cost of gas to its customers. On December 6, 2006 the IURC again approved the Winter Warmth program, extending it until May 31, 2007. The calculation by a local gas distribution company of its cost of gas, including any surcharges or variables applied by such company such as the Winter Warmth surcharge, clearly involves a business matter that is part of the ordinary, day-to day operations of a local gas distribution company – it is the very basis of what a gas distribution company does (i.e. charge for the gas it delivers). The Staff has previously agreed that similar proposals relating to ordinary business functions may be excluded under Rule 14a-8(i)(7). See Verizon Communications Inc. (February 16, 2006) (proposal relating to collection of universal fees in telephone bills); Dow Jones & Company (January 18, 2001) (proposal relating to the recoupment of abandoned property); Houston Industries Inc. (March 3, 1999) (proposal relating to treatment of usage or billing complaints from the company's customers); American Telephone and Telegraph Co. (December 31, 1991) (proposal relating to method of billing); and Public Service Company of Colorado (February 1, 1980) (proposal relating to credit and collection policies with respect to delinquent accounts).

In Verizon Communications, the Staff addressed almost the same issue as is presented here when the Staff agreed that Verizon could exclude a proposal requesting that Verizon "cease and desist mandating their customers to contribute to the Federal and State Universal Fees . . ." included as part of charges billed to customers for telephone service. The Universal Fees charged in Verizon Communications, like the Winter

Warmth surcharge applied by NIPSCO, were established in part to help provide financial support to low income customers. In each case, the establishment of these fees is subject to regulation and is a part of the ordinary, day-to day operations of the companies' business. In this case, as was the case in Verizon Communications, the Company should be permitted to exclude the Proposal as relating to the Company's ordinary business operations.

Conclusion

For the reasons listed above, the Company believes that it has a proper basis for excluding the Proposal from its 2007 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-4222. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,



Gary W. Pottorff

Enclosures

cc: Ralph E. Spelbring
236 Bank Street
Elkhart, Indiana 46516

Exhibit A

RECEIVED

OCT 23 2006

NiSource
SECRETARY

Gary W. Pottorff, Secretary
NiSourc, Inc.
801 East 86th Avenue
Merrillville, IN 46410

Mr. Pottorff:

Indiana Michigan Power, which is a unit of American Electric Power, in a 2006 billing included an envelope addressed to the Salvation Army for an energy assistance program. Thus, note this is a voluntary program.

PROPOSAL: Shareholders recommend that any NiSource programs such as the NIPSCO Winter Warmth program be voluntary for consumers. Would like this proposal included in the proxy for the 2007 Annual Meeting.

COMMENTS: The Indiana Utility Regulatory Commission (IURC) in December 2004 approved allowing NIPSCO to impose a charge for an energy assistance program known as Winter Warmth. How much did the NIPSCO Foundation contribute to the program? Support this proposal if you believe these payments should be voluntary.

Corporate records should show this shareholder owns common stock woth more than two thousand dollars. This shareholder for more than two decades expects to continue owning those shares until after the 2007 Annual Meeting.

Ralph E. Spelbring

October 20, 2006

Ralph E. Spelbring
236 Bank Street
Elkhart, IN 46516

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated December 21, 2006

The proposal recommends that "any NiSource programs such as the NIPSCO Winter Warmth program be voluntary for consumers."

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(7), as relating to NiSource's ordinary business operations (i.e., the prices charged by the company). Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Gregory Belliston
Attorney-Adviser

END